UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-40224

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Kadem Sustainable Impact Corporation

Full Name of Registrant

N/A

Former Name if Applicable

30 Broad Street, 14th Floor

Address of Principal Executive Office (Street and Number)

New York, NY 10004

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Kadem Sustainable Impact Corporation, a Delaware corporation (the “Corporation”), has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 (the “Quarterly Report”) with the U.S. Securities and Exchange Commission (the “SEC”) within the prescribed time period without unreasonable effort or expense, because the Corporation needs additional time to complete, and its independent registered public accounting firm requires additional time to review, certain items with respect to the financial statements to be included in the Quarterly Report.

The Corporation was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving the Corporation and one or more businesses (a “Business Combination”). The Amended and Restated Certificate of Incorporation of the Corporation (the “Charter”) provides that, prior to the consummation of the initial Business Combination, the Corporation must provide all holders of shares of the Corporation’s Class A Common Stock included as part of the units sold in the Corporation’s initial public offering (“Offering Shares”) with the opportunity to have their Offering Shares redeemed upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, the Charter for cash equal to the applicable redemption price per share determined in accordance with the Charter; provided, however, that the Corporation may not redeem or repurchase Offering Shares to the extent that such redemption would result in the Corporation’s failure to have net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) under the Securities Exchange Act of 1934, as amended (or any successor rule)) in excess of $5 million or any greater net tangible asset or cash requirement which may be contained in the agreement relating to the initial Business Combination.

In accordance with Financial Accounting Standards Board Accounting Standards Codification 480, “Distinguishing Liabilities from Equity,” redemption provisions not solely within the control of the Corporation require common stock subject to redemption to be classified outside of permanent equity. In the Corporation’s (i) balance sheet as of March 19, 2021 included in the Corporation’s Current Report on Form 8-K filed with the SEC on March 25, 2021 (the “March 19, 2021 Balance Sheet”), (ii) financial statements as of March 31, 2021 and for the three months ended March 31, 2021 included in the Corporation’s Quarterly Report on Form 10-Q filed with the SEC on May 17, 2021 (as amended) (the “Q1 2021 Financial Statements”), and (iii) financial statements as of June 30, 2021 and for the three and six months ended June 30, 2021 included in the Corporation’s Quarterly Report on Form 10-Q filed with the SEC on August 16, 2021 (the “Q2 2021 Financial Statements” and, together with the March 19, 2021 Balance Sheet and the Q1 2021 Financial Statements, the “Financial Statements”), the Corporation classified a portion of its Class A Common Stock in permanent equity, or total stockholders’ equity, because the Corporation did not consider redeemable stock classified as temporary equity as part of net tangible assets. After discussion and evaluation, the Corporation has concluded that all of its Class A Common Stock subject to possible redemption should be classified in temporary equity.

The Corporation is working diligently to complete the Quarterly Report as soon as possible and intends to file the Quarterly Report as soon as practicable after the completion of the Corporation’s financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Charles Gassenheimer	(212)	218-4092
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

Certain statements contained in this Form 12b-25 include, and certain statements contained in the Quarterly Report will include, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the timing of filing the Quarterly Report. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “would,” “intend,” “will,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of such terms or other similar expressions. Such statements include, but are not limited to, possible business combinations and the financing thereof, and related matters, as well as all other statements other than statements of historical fact included in this Form 12b-25 or in the Quarterly Report. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements, including but not limited to the risks and uncertainties set forth in filings made from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. The forward-looking statements in this Form 12b-25 are made as of the date hereof, and the Corporation does not undertake any obligation to update the forward-looking statements as a result of new information, future events or otherwise.

Kadem Sustainable Impact Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2021	KADEM SUSTAINABLE IMPACT CORPORATION

	By:	/s/ Charles Gassenheimer
	Name:	Charles Gassenheimer
	Title:	Chief Executive Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).